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                          LETTERHEAD OF VEDDER PRICE

April 30, 2018

BY ELECTRONIC MAIL

Sonny Oh
Senior Counsel
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

RE: REPRESENTATIONS RELATING TO REVISIONS/ADDITIONS TO CLASS/CONTRACT
    IDENTIFIERS FOR CONTRACTS ISSUED BY PARAGON SEPARATE ACCOUNT B AND GENERAL AMERICAN SEPARATE ACCOUNTS TWO, TWENTY-EIGHT AND TWENTY-NINE

Dear Mr. Oh:

On behalf of our clients, Metropolitan Life Insurance Company and its Paragon Separate Account B, and Metropolitan Tower Life Insurance Company and its General American Separate Accounts Two, Twenty-Eight and Twenty-Nine, we represent that on or before May 11, 2018, we will file post-effective amendments to revise or add new Class/Contract identifiers as follows:

PARAGON SEPARATE ACCOUNT B

REGISTRATION STATEMENT ON FORM N-6 (FILE NO. 333-133675):

    .  Add a Class/Contract identifier for GVUL

    .  Add a Class/Contract identifier for GVUL D II

    . Add Class/Contract identifiers so that each of the MetFlex GVUL D and Multi Manager D contracts have separate identifiers (currently, there is one identifier for both)

REGISTRATION STATEMENT ON FORM N-6 (FILE NO. 333-133671)

    .  Add a Class /Contract identifier for GVUL

    . Add Class/Contract identifiers so that each of the MetFlex GVUL C and Multi Manager C have separate identifiers (currently, there is one identifier for both)

                          LETTERHEAD OF VEDDER PRICE

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Sonny Oh
April 30, 2018
Page 2

GENERAL AMERICAN SEPARATE ACCOUNTS TWO, TWENTY-EIGHT AND TWENTY-NINE

REGISTRATION STATEMENTS ON FORM N-4 (FILE NOS. 002-39272, 003-54772, AND 003-54774):

..   Revise the current Class/Contract identifier to more accurately describe the respective contracts rather than the separate accounts.

Very truly yours,

/s/ W. Thomas Conner

W. Thomas Conner
Shareholder

WTC